Filed by Cantel Medical Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cantel Medical Corp.
Commission File No.: 001-31337
Date: January 13, 2021

The following are excerpts from a joint investor conference call held by Cantel Medical Corp. and STERIS plc on January 12, 2021.

Operator: Good day, and welcome to STERIS's Acquisition of Cantel Medical Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, today's event is being recorded.

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George L. Fotiades

Chief Executive Officer & Director, Cantel Medical Corp

Yeah. Thank you, Walt. Good morning everyone. It is a pleasure to join the STERIS team to announce this exciting combination. Let me take a moment to walk through why we believe this is the right transaction at the right time for Cantel.

At Cantel, we're always looking to become a more dynamic partner to all of our customers across business lines and to support them with ever improving solutions and unmatched customer service. This has been particularly true since the onset of the COVID-19 pandemic. Customers are more focused on infection prevention and control than ever before and are looking for more innovative and complete solutions to ensure they're protecting themselves and patients. The Cantel team has been focused on rising to the challenge by executing our Cantel 2.0 strategy to develop more innovative solutions and expand the scale of our business. This combination with STERIS builds upon our strengths and it enables us to take a giant leap forward toward achieving our objectives while answering this call.

Simply put, STERIS and Cantel are a perfect strategic fit. We've long admired STERIS for their track record of consistency and resiliency through market cycles and disruptions including the COVID pandemic, which has enabled them to become one of the most trusted names in the industry. The combined companies complement each other, providing a comprehensive portfolio of infection prevention and control solutions for hospitals, ambulatory surgery centers, dental offices and life science customers.

Through our Hu-Friedy and Crosstex brands we bring dental solutions that create a Complete Circle of Protection for dental procedures and workflow. Additionally, our longstanding relationships with dental and hygiene schools, and comprehensive education and training programs are expected to provide even greater opportunities with future generations of dental professionals. We're confident we'll be able to drive broad-based adoption of our Complete Circle of Protection solutions and enhance STERIS's existing offering with our innovative portfolio and exceptional global team.

Not only do we have complementary portfolios but our companies share a common culture built on customer-centric values. The transaction structure allows shareholders the opportunity to participate in the significant upside potential through ownership in the combined company while also providing them with immediate cash value. With STERIS, we have the ability to accelerate our growth with the support of a stronger financial profile, greater global scale and comprehensive portfolio of leading brands. Our board and management team are unanimously in agreement that this transaction is in the best interest of our company and all of our stakeholders.

I'd like to thank our employees. This transaction is a testament to their dedication and hard work. They have risen to meet every challenge, not only navigating the pandemic but exceeding expectations to deliver quality solutions to our customers. For Cantel employees, we expect this transaction to create growth and career development opportunities as part of a larger global organization. I'm very confident that the future is bright for STERIS and Cantel.

With that, I'll turn the call back to Walt.

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Operator: Yes, ma'am. We will now begin the question-and-answer session. [Operator Instructions] Today's first question comes from Mike Matson with Needham & Company. Please go ahead.

Mike Matson

Analyst, Needham & Co. LLC

Yeah. Thanks for taking my questions. I guess, I'll start with George. I guess, first I'm not totally surprised to see this deal, what I am a little surprised by the fact that there is not more of a premium over where the shares closed yesterday, so I was just wondering if you could maybe address that?

George L. Fotiades

Chief Executive Officer & Director, Cantel Medical Corp

Well, look, first and foremost, we and the board approved this deal because we believe it's the best long-term opportunity for maximizing value. There is an opportunity here by participating in the STERIS stock for substantial upside potential of the combined company and of course the immediate cash value at our 52-week high. And be mindful of the fact that yesterday the stock was up meaningfully before this transaction was announced.

And look, as Walt pointed out, together we think we can drive growth faster together than we could on our own and we're allowing shareholders to participate in the significant upside particularly as we unlock these synergies.

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Operator: And our next question today comes from Larry Solow with CJS Securities. Please go ahead.

Larry S. Solow

Analyst, CJS Securities, Inc.

Hi. Good morning, guys, and thanks for taking the call and congrats, it sounds like an exciting deal. Just a quick follow-up to that, and I realize there was no premium to yesterday's close, could you guys maybe discuss, have you been – how long you've been in talks or in discussions, has this come together rather fast or has this been sort of a longer term process. And is there any go-shop period or anything or – anything surrounding that?

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George L. Fotiades

Chief Executive Officer & Director, Cantel Medical Corp

Yeah. I don't have much to add – I don't have much to add to that because he captured exactly. Obviously we've known STERIS a long time...

Larry S. Solow

Analyst, CJS Securities, Inc.

Right.

George L. Fotiades

Chief Executive Officer & Director, Cantel Medical Corp

...lot of admiration for the company, that's probably the best way I can answer it.

Larry S. Solow

Analyst, CJS Securities, Inc.

Okay. Obviously, didn't come together overnight. Okay. Great. Thanks. I appreciate it.

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George L. Fotiades

Chief Executive Officer & Director, Cantel Medical Corp

Yeah. Well, I'd say look, I talk about this being a perfect strategic fit, one of the things that makes it more perfect is the fit in dental. As COVID has certainly kicked the infection prevention needs up a notch considerably and for the long term, so the product portfolio that inside of STERIS perfectly complements Cantel, some things in there that I think complete this circle. The chemistries, sterile ones, sterility assurance products, biological indicators, they fit great into the portfolio. This gives us an even more comprehensive portfolio and you combine it with the people with the feet on the street that we have in dental, on the education side and in the schools, this is really, as I said, an incredible combination and why I think makes this a particularly natural fit for both companies.

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Matthew Mishan

Analyst, KeyBanc Capital Markets Inc.

Okay. And then Cantel had – has had Cantel 2.0 initiatives in place for the last – from this last year. Does that process continue or there's some pauses as you assess kind of how to integrate it?

George L. Fotiades

Chief Executive Officer & Director, Cantel Medical Corp

Walt, I'll be glad to answer that.

Walter M. Rosebrough, Jr.

President, Chief Executive Officer & Director, STERIS Plc (Ireland)

Yeah. George, please.

George L. Fotiades

Chief Executive Officer & Director, Cantel Medical Corp

Well, look, I think – I think the – this is what makes, as I said, a perfect fit opportunity for us to accelerate growth. If I were to go down the list of Cantel 2.0 initiatives and obviously in the interest of time, I'm going to be very brief. But we talk about the key account director program and expanding the share of wallet in the healthcare system. Obviously, this provides us a larger footprint and [indiscernible] (34:12) becoming a more important strategic partner.

The surgery center is very exciting to me because there, obviously, it's a broader portfolio. Key Surgical is an interesting company with its inside sales model. It's a very cost effective way of being able to reach many, many points of care, and could be an interesting opportunity here. I think we've already talked about dental what that can do to sort of accelerate the expansion of the Circle of Protection there. And Europe is another one we haven't spent a lot of time talking about, but obviously with the $1 billion outside the United States is a broader footprint, more scale and it's a great opportunity. So to me, this incredibly accelerates Cantel 2.0 as a big part of what this value can be longer term.

END

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between STERIS and Cantel, STERIS will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S- 4 that will include a proxy statement of Cantel that also constitutes a prospectus of STERIS. The definitive proxy statement/prospectus will be delivered to shareholders of Cantel. INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by STERIS and Cantel through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by STERIS will be available free of charge on STERIS’s internet website at www.STERIS.com or by contacting STERIS’s Investor Relations Department at (440) 392-7245. Copies of the documents filed with the SEC by Cantel will be available free of charge on Cantel’s internet website at www.cantelmedical.com or by contacting Cantel’s Investor Relations Department at (763) 553-3341.

Participants in the Merger Solicitation

STERIS, Cantel, their respective directors and certain of their respective executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cantel shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Cantel is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on November 18, 2020 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of STERIS is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 5, 2020 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and other securities laws, for which we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Cantel by STERIS, including future financial and operating results, Cantel’s or STERIS’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. These statements are based on current expectations, estimates, or forecasts about our businesses, the industries in which we operate, and the current beliefs and assumptions of management; they do not relate strictly to historical or current facts. Without limiting the foregoing, words or phrases such as “expect,” “anticipate,” “goal,” “project,” “intend,” “plan,” “believe,” “seek,” “may,” “could,” “enable,” and “opportunity” and variations of such words and similar expressions generally identify forward-looking statements. Risks and uncertainties associated with these forward-looking statements include the potential that we may not be able to consummate the transaction, or that the expected benefits and opportunities of the transaction may not be realized or may take longer to realize than expected, or that required regulatory approvals may not be obtained as quickly as expected, or at all. There are also risks and uncertainties related to the subsequent integration of the companies; the ability to recognize the anticipated synergies and benefits of the acquisition; restructuring in connection with, and successful closing of, the transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Cantel shareholder approval; the risk that a condition to closing of the transaction may not be satisfied on a timely basis or at all; the failure of the transaction to close for any other reason; risks relating to the value of the STERIS shares to be issued in the transaction; access to available financing (including financing for the transaction) on a timely basis and on reasonable terms; the impact of competitive products and pricing; the impact of the COVID-19 pandemic on our operations and financial results; general economic conditions; and technological and market changes in our industry. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statement are set forth in our most recent Annual Report on Form 10-K, which we may update in Quarterly Reports on Form 10-Q we have filed or will file hereafter. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. This cautionary statement is applicable to all forward-looking statements contained in this communication.